Exhibit 99.2

Global Ship Lease Declares Quarterly Dividend per Common Share for Fourth Quarter of 2021
February 10, 2022
Reiterates intention to increase dividend by 50% to $0.375 per share
LONDON, Feb. 10, 2022 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that the Company’s Board of Directors has declared a dividend of $0.25 per Class A common share for the fourth quarter of 2021, to be paid on March 4, 2022 to shareholders of record as of February 22, 2022.
As announced on November 22, 2021, the Company’s Board of Directors intends to increase the quarterly dividend to be paid to common shareholders by 50% to $0.375 per share, with effect from the dividend related to the first quarter of 2022.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at January 25, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, and ships contracted to be purchased, up to January 25, 2022, the average remaining term of the Company’s charters as at September 30, 2021, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.8 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.89 billion. Contracted revenue was $2.15 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.5 years.
Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Inc.